Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

04046397

SEC MAIL PROCESSING RECEIVED NOV 29 2004 WASH, D.C. 185 SECTION

19 November 2004

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

PROCESSED DEC 03 2004 THOMSON FINANCIAL

Enc.

AMENDED SCHEDULE

ATTACHES TO NOTICE DATED 18 NOVEMBER 2004

STATEMENT OF BENEFICIAL AND RELEVANT INTERESTS - FOR E.G. ALBERS

Summary of Beneficial Relevant Interests	**Before Change**	**After Change**	**Date of Change**	**Price**
	No. of Shares	**No. of Shares**		
Ernest Geoffrey Albers	4,016,433	4,016,433		
BB Nominees Pty Ltd	2,505,960	2,505,960		
TOTAL	6,522,393	6,522,393		

Summary of Other Relevant Interests	**Before Change**	**After Change**	**Date of Change**	**Price**
	No. of Shares	**No. of Shares**		
Octanex NL	25,220,000	25,220,000		
Octanex NL (a/c Octanex Operations Pty Ltd)	11,160,140	11,160,140		
Great Missenden Holdings Pty Ltd	2,405,214	-	18/11/04	AUD 24¢ AUD 25¢
TOTAL	38,785,354	36,380,140		

TOTAL	45,307,747	42,902,533